EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2019

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", "EMX") has been prepared based on information known to management as of March 26, 2020.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the twelve months ended December 31, 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Europe, Turkey, Australia, Chile, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's over sixteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty payments, project milestone payments, and other considerations that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty property interests since 2012. The purchase of royalty interests allows EMX to acquire quality assets that range from producing mines to development projects. The timely identification of acquisition opportunities is often informed by the Company's in-country royalty generation initiatives.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production and other cash payments, and strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR 2019

Financial Update

  EMX ended the year with a strong balance sheet including cash of $68,994,000, marketable securities, investments and notes receivable valued at $11,479,000,  and no debt.
  EMX had revenue of $5,084,000 which includes royalty income, interest earned on cash balances, and other property income including income from the sale or option of property interests. Revenue increased by $1,548,000 from 2018, despite a decline in gold ounces from the Leeville royalty.
  Royalty generation costs totaled $15,723,000 of which the Company recovered $7,277,000 from partners. The $2,261,000 increase in net costs compared to 2018 principally relates to a one-time exploration program completed during the year in Australia.
  General and administrative expenses totaled $5,127,000 which includes $1,885,000 in salaries and consultants, $968,000 in administrative costs, $1,111,000 in professional fees and $756,000 in investor relations costs. The significant increase from 2018 generally relates to increased activities in North America and Scandinavia, higher business development costs associated with the acquisition of royalties, and substantially higher legal fees associated with litigation the Company has related to a royalty dispute in Nevada with Barrick Goldstrike Mines, Inc.
  For the year, the Company had a loss from operations of $10,578,000  and an after-tax loss of $13,820,000. Other items affecting financial results in 2019 include $802,000 in depletion costs, share based payments of $2,423,000 and a foreign exchange adjustment of $3,646,000.

Operational Update

  In North America, EMX received approximately US$640,000 from the sale of 476 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. Leeville is an important focus for resource and reserve additions by Nevada Gold Mines, LLC. At the Gold Bar South and Hardshell (i.e. Hermosa-Taylor project) royalty properties, operators McEwen Mining and South32, respectively, continued to ramp-up drilling and nearby development activities. In the southwestern U.S., base metals exploration programs funded by partners South32, Anglo American, and Kennecott continued, incurring approximately $17 million in expenditures to advance ten projects. On the royalty generation front, the Swift and Selena Carlin-style projects were partnered, while EMX continued to fill the pipeline with new gold projects staked in Idaho. The Company's royalty acquisition initiatives resulted in the consolidation of a substantial royalty property position covering ~68,000 hectares surrounding the Pogo high-grade gold mine property and covering other prospective targets in Alaska's Goodpaster mining district.
  In Scandinavia, the Company sold or optioned eleven projects to three different junior exploration companies, and another five projects to two junior companies subsequent to year end. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. During 2019, partner companies continued to advance EMX's royalty properties, incurring approximately $3.7 million in expenditures. Field programs included a variety of sampling, mapping and drilling campaigns. These programs also led to the identification of new royalty generation projects for acquisition. As a subsequent event, EMX acquired a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland. EMX is a leading explorer and holder of mineral rights in Scandinavia.
  In Serbia, operator Zijin Mining continued to aggressively develop the Timok Upper Zone high grade copper-gold project which is covered by an EMX NSR royalty. Initial production from the Upper Zone is expected to be in 2021. Zijin also consolidated 100% control of the Lower Zone porphyry copper-gold project, also covered by the Company's NSR royalty.
  In Turkey, the Company received US$1,050,000 as pre-production payments from the Akarca, Balya, and Sisorta royalty properties. EMX expects to realize increasing Balya royalty payments over the next one to two years as the new owner (Esan) operates a lead-zinc mine and 5,000 tonne per day flotation mill on the immediately adjacent property. EMX fulfilled a significant goal in 2019 of having all of its assets in Turkey converted to royalty interests with the sale of the Alanköy and Trab-23 projects to a Turkish company.

  In Australia, EMX advanced the Queensland Gold project while undertaking discussions with potential partners. The operator of the Koonenberry royalty property conducted ongoing drilling, geochemical sampling, and bulk sampling programs during the year. At the Kimberley copper project EMX conducted a reconnaissance drill program; no further work is planned due to a lack of encouraging results.
  As a subsequent event, EMX completed the acquisition of 18 royalty properties in Chile from Revelo Resources Corp. for US$1,162,000. Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo.
  The Company's 2019 strategic investment initiatives focused on identifying near-term cash flowing opportunities. These efforts led to a US$3.5 million investment in the Rawhide gold-silver mining operation in Nevada's Walker Lane belt, with expected revenue to EMX from quarterly distributions resulting from production.

As a subsequent event, EMX invested US$3.79 million in Ensero Holdings Inc., an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, a 7.5% equity interest in Ensero. EMX and Ensero have also formed a strategic alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale of an asset for future exploration and development.

The final US$3.7 million in payments from the sale of the Company's earlier strategic investment in the Malmyzh project were received from escrow in 2019.

Corporate Update

  Jan Steiert, the Company's Chief Legal Officer since 2012, retired at the end of Q3.  Her exceptional contributions over the past seven years have been key to EMX's success.
  Malik Duncan joined the Company as General Counsel at the end of Q3. Mr. Duncan has over 19 years of legal experience, having worked at several multinational corporations, and joined EMX from Newmont Goldcorp Corporation. While at Newmont, he held various positions within the Office of the General Counsel and on the executive team of multiple business departments. Mr. Duncan has extensive experience in domestic and international transactions spanning North America, South America, Africa, Asia, and Australia. Prior to joining Newmont, he worked for Lockheed Martin Space and First Data Corporation.  Mr. Duncan completed his JD/MBA at the University of Colorado at Boulder.
  Rocio Echegaray joined the Company in Q4 as Corporate Secretary. Ms. Echegaray replaces Ms. Lori Pavle who held the position previously. Ms. Echegaray holds a law degree from the University Federico Villarreal in Lima, Peru. She has worked in the mining industry with publicly listed companies providing corporate secretarial services since 1998.
  Bullion Monarch Mining Inc ("Bullion"), a wholly owned subsidiary of the Company, has been advancing for the past seven years litigation against Barrick Goldstrike Mines, Inc. ("Barrick") and subsidiary entities for non-payment of royalties from properties in the Carlin trend, Nevada that are subject to an area of interest. The litigation is being pursued in both state and federal courts. Bullion and Barrick have attempted to reach a settlement, including formal mediation both at the state and federal level, but to date this has not resulted in a satisfactory resolution. Bullion is advancing both the state and federal cases towards the trial phase, which are tentatively set to take place in 2020. The Company will provide additional information as it becomes available.

OUTLOOK

EMX is in a strong position, ending 2019 with working capital of $75,178,000, including $68,994,000 in cash. Company management will continue to evaluate our 2020 objectives, as well as new opportunities, in light of the rapidly developing worldwide impact from the novel Coronavirus (COVID-19) pandemic. The Company is responding to the COVID-19 pandemic by protecting the health and well being of our employees, consultants, and partners, and following the recommendations from governmental agencies and health care experts in the countries where we operate. The Company's strong treasury, and a seasoned team who've weathered multiple industry cycles, puts us in a position to withstand the challenges that the industry is currently going through. EMX will remain focused on continued, sustainable growth via the Company's royalty generation, royalty acquisition and strategic investment initiative business approach.

EMX's recent accomplishments provide context for the strong foundation laid for the Company to move forward during 2020. The Company continued to see strong industry interest in its royalty generation properties in 2019. This interest was marked by the execution of agreements for 17 royalty generation projects that were partnered during the year. That is a record pace of annual deal flow for the Company. Importantly, many of EMX's current partners are well financed top tier companies (i.e., South32 and Kennecott). More than $10 million is slated for advancing EMX's organically generated royalty properties during 2020, albeit with schedules pushed out by a quarter or two due to the pandemic related slow down. As new deals were consummated, and EMX's mineral property interests advanced, the Company continued to fill the royalty generation pipeline with new projects. EMX has a track record of upgrading its project pipeline during market retrenchments, and management expects that 2020 will be no exception.

The Company has also been successful in deploying capital to generate cash flows through strategic investments and royalty acquisitions. EMX expects distributions from its investment in Rawhide Acquisition Holding LLC, which is proceeding with mining operations at the Rawhide gold-silver mining operation in Nevada. The Company's strategic investment in Ensero Solutions Inc., an environmental remediation and mine reclamation company, generates immediate cash flow to EMX, and provides for a strategic alliance to identify prospective mineral properties to reclaim and subsequently sell utilizing Special Purpose Vehicles or other business arrangements. The Company's royalty acquisitions provide EMX with a commanding royalty position in the productive (i.e., the high-grade Pogo mine) Goodpaster gold district of Alaska, as well as 18 royalty properties in the highly prospective metallogenic belts of northern Chile.

Importantly, two of the Company's long standing and key assets, the Leeville royalty in Nevada and the Timok Project royalty in Serbia, are the focus of exploration and development by international majors Nevada Gold Mines LLC ("NGM") and Zijin Mining Group Ltd ("Zijin"), respectively. NGM is delineating new reserves, resources, and mineralized trends at Leeville, while Zijin is proceeding on a timeline for initial Upper Zone production in 2021. Similarly, with the agreement concluded between Dedeman and Esan, EMX's Balya 4% NSR royalty is on track for increased production. This will mark a milestone for EMX, with the Company realizing increasing cash flow from one of its organically generated royalty properties.

The Company has a resilient combination of revenue from strategic investments, royalties, and other pre-production cash payments that have been increasing over time. Continuing into 2020, EMX's seasoned management is well funded to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 100 projects on five continents. The following discussions include overviews of the work conducted in 2019 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

North America

EMX's portfolio in North America includes 57 royalty and royalty generation properties in the United States and Canada. There are 26 royalty properties and properties optioned for an EMX royalty interest, six projects that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 25 royalty generation properties available for partnership in Arizona, Nevada, Utah, Idaho, and Wyoming. The Company's 2019 work focused on a) advancing the South32 funded RSA projects and generative copper exploration in the southwestern U.S., b) advancing other partner funded copper projects in Arizona, c) identifying royalty assets for purchase, and d) generative exploration for gold in the western U.S., resulting in the acquisition by staking of three new gold projects in Idaho.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property, previously 100% held by Newmont, has been included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively) since July 1, 2019 (see Newmont news release dated July 1, 2019). EMX's Leeville royalty paid approximately US$640,000 during 2019. Royalty production totaled 476 troy ounces of gold that were sourced from the West Leeville (76%), Turf (19%), and Carlin East (5%) operations.

NGM has emphasized the "significant growth potential" of the Leeville Complex, which is partially covered by EMX's Leeville royalty (see NGM "Analyst Presentation" dated September 19, 2019 and Barrick presentation "Results for the Quarter and Year ended 31 December 2019"). In particular, the positive potential noted by NGM includes portions of the Four Corners and Rita K deposits that are partially covered by EMX's royalty, and have been the subject of drill delineation and underground development. This work has established new resources, reserves, and, as termed by NGM, "exploration upside". Although the Leeville royalty under-performed in 2019 relative to expectations, NGM's revitalized focus on advancing the potential of the Leeville Complex highlights the upside optionality of EMX's Leeville royalty property.

  The Gold Bar South (GBS) royalty property, operated by McEwen Mining Inc. ("MMI"), is situated ~5.6 kilometers southeast of MMI's Gold Bar mining operation in north-central Nevada. EMX's 1% NSR royalty covers mineralization at the GBS sediment-hosted, oxide gold deposit. The GBS deposit has a current indicated resource of 3,488 Ktons averaging 0.029 oz/t for 101,000 contained gold ounces (see MMI Sedar filed "Gold Bar Project Technical Report Feasibility Study" with an effective date of November 8, 2017).

MMI completed a program of 125 drill holes at GBS in Q3. As reported by MMI in an August 20, 2019 news release "several drill holes encountered significant mineralization outside the existing resource. Economic studies and permitting are underway with the objective of incorporating GBS into the overall mine plan this year, and having permitting in place so that open pit development could begin in late 2020." In Q4, MMI stated in an October 15th news release that "A 60-hole drill program was underway at Gold Bar South with the goal of increasing the Gold Bar Mine's life beyond its current 7.4 years. Results have been received for 32 new holes, which have shown mineralization extending below the 2018 conceptual open pit mine boundary." EMX is encouraged by the rapid advancement of the GBS royalty property  towards development.

  EMX retains a 2% NSR royalty on the Hardshell lead-zinc-silver royalty property in Arizona. Hardshell consists of 16 unpatented federal lode mining claims that are included as part of South32's Hermosa property. During 2019, Hermosa's Taylor lead-zinc-silver carbonate replacement project, which is directly north of EMX's Hardshell royalty claim block, was advanced with the completion of a JORC (2012) mineral resource estimate (see "South32 Financial Results and Outlook Full Year Ended 30 June 2019"). In addition, progress towards a PFS continued, as did ongoing drill and underground development programs. South32's drilling included 8,556 meters of angled core hole sampling within the Hardshell claim block. This drilling intersected significant lead-zinc-silver mineralization, as well as relatively high grade copper intercepts. These data are currently under review by EMX.
  EMX has a Regional Strategic Alliance ("RSA") Agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, which has an initial term of two years, South32 is providing annual funding for generative work performed by EMX to identify properties for further exploration ("Alliance Exploration Properties" or "AEPs") in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

Five Arizona porphyry-copper projects were initially selected as AEPs by South32, including Midnight Juniper, Jasper Canyon, Sleeping Beauty, Dragons Tail, and Lomitas Negras. EMX and South32 are now in the second year of the of RSA, with ongoing work programs on the AEPs focused on geologic mapping, geochemical sampling, geophysical surveys, targeting, and permitting activities in preparation for upcoming drill programs. In addition, work was conducted to identify new copper targets for acquisition, as well as to identify projects for consideration as Designated Projects.

South32 selected the Copper Basin property as a Designated Project under the terms of the RSA in Q3. In Q4, a helicopter supported reconnaissance drill program was conducted at Copper Basin that consisted of two diamond drill holes totaling 1,481 meters. The holes intersected porphyry related alteration, but did not yield intercepts of significant copper mineralization. South32 returned the project to EMX, and Copper Basin is now available for partnership.

  EMX made a $1,000,000 private placement in Millrock Resources Inc. (TSX-V: MRO) ("Millrock"), subscribing for 7,142,857 units (includes a share and a warrant) (see EMX news release dated April 24, 2019). In conjunction with this investment, Millrock granted EMX royalties over mining claims in Alaska's Goodpaster District, which hosts Northern Star Resources Limited's ("Northern Star") Pogo high grade underground gold mine. The EMX royalties cover contiguous claim blocks that include gold prospects and targets essentially surrounding the Pogo Mine property, as well as ~30 kilometers of strike extent along the "Shaw-Eagle-LMS Trend" of gold prospects and geochemical anomalies. The NSR royalties to EMX are either 0.5% or 1%. In addition, EMX has the option to buy out the underlying 1.5% NSR royalties on each of the Hansen and Aurora claim blocks located at the western boundary of the Pogo Mine property. EMX's Goodpaster royalty properties and interests are particularly compelling given Northern Star's recent successes in drilling at its nearby Goodpaster prospect and developing the Central Lodes discovery.

In addition to consolidating and expanding its land position in the Goodpaster district during 2019, Millrock's work included receiving exploration permits for camp construction, drill road construction, and exploration drilling and trenching at West Pogo (see Millrock news release dated November 4, 2019). Millrock also entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5,000,000 in exploration expenditures to conduct drill campaigns and other work programs at West Pogo (see Millrock news release dated February 4, 2020). The program is scheduled for an initial 2,000 meters of diamond drilling to commence in Q1 2020. EMX notes that Millrock's Goodpaster project has recently been renamed as the "64North" project.

EMX expanded its royalty position in the Goodpaster District in Q2 by purchasing royalty interests from Corvus Gold Inc. (TSX: COR) ("Corvus") for $350,000 and making an equity investment of $900,000 in Corvus through a private placement financing (see EMX news release dated May 21, 2019). EMX's acquisition of the Corvus NSR royalty property interests included the a) West Pogo WPX Claim Block, b) LMS project, and c) Goodpaster District where EMX acquired Corvus's rights to a 1% NSR royalty on properties staked within a defined area of interest ("AOI") pursuant to an agreement with Millrock. The Corvus acquisition, combined with the EMX royalties received from the Millrock investment, give EMX a commanding royalty property position in a rapidly developing district with 3.9 million ounces of gold produced (as of August, 2019) at Northern Star's Pogo mine (see "Northern Star Pogo Operations Fact Sheet" dated September, 2019).

EMX's has subsequently sold all of its equity interest in Corvus realizing a gain on sale that effectively reduces the net acquisition cost of the Corvus royalty portfolio by approximately $114,000.

  EMX executed a purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation, a wholly-owned subsidiary of Carlin-Type Holding Ltd ("CTH"), a privately-held British Columbia corporation (see EMX news release dated May 30, 2019). The agreement provided EMX with an initial 9.9% interest in CTH, and for each project a 3.25% production royalty and advance royalty and milestone payments. EMX maintains a non-dilution right through US$2.5 million of capital raises whereby CTH will issue additional shares to EMX, at no cost to EMX. Thereafter, EMX has a preemptive right to participate in financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of CTH.

In Q2 and Q4, Ridgeline completed geophysical surveys, geochemical sampling programs, and geologic mapping at both Swift and Selena to aid in detailed target definition for drill testing. Ridgeline also acquired ~4,000 additional acres of land at the Swift property.

  The Superior West and Copper King properties, both located near Superior, Arizona, are under option agreements with Kennecott Exploration Company ("Kennecott"). Kennecott can earn 100% interest in a given project for work commitments and cash payments to EMX, and after earn-in, AMR and milestone payments, with EMX retaining a 2% NSR royalty interest (see EMX news releases dated May 4, 2015 and October 19, 2016). Work on the projects during 2019 consisted of drill permitting activities with the U.S. Forest Service and community relation activities with local stakeholders.
  The Yerington West property, located in the Yerington mining district of west-central Nevada, contains porphyry copper-molybdenum and copper-iron skarn targets beneath post-mineral cover rocks. Yerington West has been under an option agreement with Hudbay Minerals Inc. ("Hudbay"), whereby Hudbay can earn up to an 80% interest in the project by making advance royalty payments and delivering a feasibility study. Once earn-in is completed, EMX can convert its interest to a 2.5% NSR royalty. Hudbay has the option to buy down 1.5% of the NSR royalty for US$4.5 million. Although the option expired during 2019, EMX extended the agreement in order to renegotiate certain terms with Hudbay.

  Kennecott relinquished its option on the Buckhorn Creek copper project in Arizona after completing a three hole, 1,700 meter diamond drill program. The 2019 drilling, as with the two reconnaissance holes drilled by Kennecott in 2018, intersected porphyry related alteration and mineralization that remains open to, and strengthens towards, the south where concealed porphyry targets remain untested. The Buckhorn Creek project is available for partnership.
  Subsequent to year end, Anglo American Exploration (USA), Inc.("Anglo American") relinquished its option on the Copper Springs copper project located in Arizona's Globe-Miami mining district. Anglo American completed three diamond drill holes totaling 2,765.93 meters in 2019 to follow-up on results from its 2018 program of four holes totaling over 5,700 meters. Similar to 2018, the 2019 drilling intersected porphyry alteration and anomalous copper mineralization. Anglo American also conducted geophysical surveys to help constrain depths to bedrock, and identified additional drill targets that remain untested. The Copper Springs project is available for partnership.
  EMX continued evaluating royalty generation and acquisition opportunities in North America. The generative work focused on gold opportunities in the Great Basin and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Scandinavia

The Company's portfolio in Scandinavia totals 38 royalty and royalty generation projects, the majority of which are being advanced by partner companies. Multiple projects were drilled in 2019, and many applications for new projects were filed during the year, with a focus on gold projects and nickel-copper-cobalt (battery metals) +/-platinum group element ("PGE") projects. There has been heightened levels of interest in the available EMX projects, and the Company is advancing discussions with a number of companies regarding additional partnerships.

  EMX executed a purchase agreement for the sale of five projects comprised of thirteen exploration licenses in central Sweden to Gold Line Resources Ltd. ("Gold Line"), a private British Columbia company (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in Gold Line, advance royalty payments, a 3% NSR royalty interest in the properties, and other considerations to EMX's benefit. PI Financial Corp. is acting as financial advisor to GLR in connection with the agreement and further advancement of the projects.

Gold Line completed extensive geochemical sampling programs, ground magnetic geophysical surveys, geologic mapping, and sampling of historic drill holes from prospective zones of mineralization. Gold Line has advised that it intends to conduct follow-up drill testing in 2020 on multiple prioritized drill target areas. Gold Line completed an equity raise of $912,750 in Q3 to fund further exploration on the projects (see EMX news release dated September 30, 2019).

  The Røstvangen VMS and Vakkerlien nickel-copper-cobalt properties in Norway were optioned to Playfair Mining Ltd. (TSX.V-PLY) ("Playfair") (see EMX news release dated March 4, 2019). The exploration and option agreement provided EMX with immediate share equity in Playfair plus work commitments, and upon Playfair's completion of the option terms, a 9.9% interest in Playfair, a 3% NSR royalty on the properties, advance royalty payments, and other considerations to EMX's benefit. Upon satisfaction of the option terms, Playfair will vest a 100% interest in the projects, subject to EMX's royalty interest.

Playfair completed an artificial intelligence ("AI") based targeting program on its Rostvangen-Kvikne project in Q2 (see Playfair Mining news releases dated April 29 and May 14, 2019) in preparation for the 2019 field season. Playfair's field work resulted in 1,050 geochemical samples that followed-up target areas in, and around, historic VMS copper mines, as well as nickel-copper-cobalt sulfide prospects (see Playfair Mining news release dated August 12, 2019 and www.playfairmining.com/news/playfair-completes-mmi-sampling-on-rkv-ai-targets-in-norway/ for more information).  The focus of Playfair's follow-up work included the Storboren VMS concealed copper target that is defined by a 200 meter by 75 meter geochemical anomaly that is open along trend (see Playfair news release dated December 5, 2019).

  EMX closed the sale of the Bleikvassli, Sagvoll, and Meråker projects in Norway, and the Bastuträsk project in Sweden, to Norra Metals Corp. (TSX.V-NORA) ("Norra") (see EMX news releases dated December 13, 2018 and February 19, 2019). The sale provided EMX with an initial 9.9% equity interest in Norra, advance royalty payments, a 3% NSR royalty interest in the projects, a 1% NSR royalty on Norra's Pyramid project in British Columbia, and other considerations to EMX's benefit.

Norra filed NI 43-101 technical reports on Sedar for each of the four EMX royalty projects operated by Norra (See Norra news release dated April 15, 2019). Norra also constructed a detailed 3-D geological and exploration model for the Bleikvassli project. The historic Bleikvassli mine produced lead zinc and silver from VMS/Sedex type mineralization from 1917-1997, and was one of the last metal mines to operate in Norway. Bleikvassli was closed when flooded in the late 1990's during a time of low metal prices. The new 3-D model has been used to guide further exploration and generate new drill targets for follow-up.

As a subsequent event, Norra informed EMX that it intends to focus on the Bleikvassli and Meråker projects in Norway during 2020, and terminated its interests in the Sagvoll VMS project in Norway and the Bastuträsk VMS project in Sweden (see Norra news release dated January 24, 2020). Both projects have reverted to EMX, and are now available for partnership.

  At the beginning of 2019, EMX had eight royalty properties sold to, and operated by Boreal Metals Corp. (TSX.V-BMX) ("Boreal") and Boreal Energy Metals Corporation ("BEMC"), a subsidiary of Boreal. During the year Boreal focused on advancing the Gumsberg VMS royalty property in Sweden's Bergslagen mining district, as well as the Burfjord IOCG and Tynset VMS royalty properties in Norway. The original sale of these three projects included an equity interest in Boreal, annual advance royalty payments, an uncapped 3% NSR royalty on each of the properties (1% may be purchased by Boreal under certain conditions), and other considerations to EMX's benefit (see EMX news release dated November 22, 2016). A fourth project sold to Boreal in 2016, Adak, was dropped in 2019 due to a lack of encouraging results. The four BEMC 'battery metal' projects (e.g., Modum, Guldgruvan, Njuggträskliden and Mjövattnet) sold by EMX in 2018 were returned to the Company due to challenging business conditions for Boreal, thereby allowing Boreal to focus its resources on drilling at Gumsberg and Burfjord.

Boreal's 2019 Gumsberg diamond drilling totaled sixteen holes for over 3,000 meters, and continued to intersect high grade zinc-silver-lead-gold mineralization (see Boreal news releases dated March 4 and July 9, 2019). The results included an intercept of 8.04 meters (262.25-270.29 m) averaging 5.12% zinc, 2.27% lead and 93 g/t silver at the Ostra Silvberg prospect (true width approximately 50% of reported interval length).  Other developments during the year included the granting of a four-year extension to the Gumsberg Number 1 license by the Swedish government (see Boreal news release dated May 16, 2019).

Boreal also announced results from a seven hole, 951 meter reconnaissance drill program at EMX's Burfjord royalty property (see Boreal news release dated March 20, 2019). The drilling confirmed the presence of broad zones of copper mineralization enveloping higher-grade copper veins, including a 32 meter intercept of 0.56% copper and 0.26 g/t gold at the Gamlegruve prospect (true width estimated to be 85-100% of drilled intercept).

The Guldgruvan, Njuggträskliden and Mjövattnet projects sold to Boreal in 2018 are again assets 100% controlled by EMX; Modum has been dropped. The Guldgruvan project is located in Sweden's Los mining district, a significant historic producer of cobalt and nickel, and the discovery locality of nickel. The Njuggträskliden and Mjövattnet nickel-copper-cobalt projects are located along Sweden's "Nickel Line" in the Skellefteå mining district, and have historic, drill-defined bodies of nickel-copper-cobalt-PGE styles of mineralization. EMX's 'battery metal' projects in Sweden and Norway are available for partnership.

  The Slättberg nickel-copper-cobalt project in Sweden was optioned to Sienna Resources Inc. (TSX.V-SIE) ("Sienna") in exchange for equity interests in Sienna, payments and work commitments. Upon Sienna earning a 100% interest in the project, EMX will retain a 3% NSR royalty, additional equity (share payments) in Sienna, and milestone payments (see EMX news release dated December 4, 2017). The option agreement for Slättberg has been extended to June 30, 2020. Under the revised agreement, Sienna will spend an additional $250,000 on exploration during the extension period.

Sienna conducted a two hole core drilling program in Q4 to follow-up on its 2018 drill results. The drill holes were designed to test downhole electromagnetic ("EM") anomalies that project beneath the trend of historic mine workings in the area. Drill hole SIE-19-001 was drilled at the western end of the trend of historic nickel mines and intercepted nickel-rich sulfide mineralization and zones of hydrothermal breccia over a 28 meter interval (true width estimated at 55-65% of the reported interval). This represented the broadest interval of sulfide mineralization intersected on the property to date (see Sienna news release dated November 20, 2019). Hole SIE-19-002 also intercepted Pt and Pd rich styles of mineralization that have not been previously recognized on the property.  Sienna's 2019 drilling intersected new zones of mineralization and identified platinum-palladium exploration potential that warrants follow-up.

  EMX has an option agreement with South32 Ltd ("South32") for the Riddarhyttan IOCG and massive sulfide project in Sweden (see EMX news release dated April 19, 2018). Riddarhyttan is a past producer of iron and copper located in the Bergslagen mining region, and is the locality where the element cobalt was first identified. Pursuant to the agreement, South32 can earn 100% interest in the project by making cash payments and completing work commitments. Once the option is exercised EMX will retain a 3% NSR royalty (0.75% of which may be purchased by South32) and receive annual advance royalty and milestone payments.

EMX conducted a 5,568.5 meter drill program at Riddarhyttan in 2019, comprised of 15 widely spaced reconnaissance holes distributed throughout the main trends of mineralization on the project. Prior to drilling, EMX and South 32 conducted extensive mapping, sampling and geophysical surveys to identify target areas for drilling. The drill program tested 12 individual target areas and intersected multiples zones and styles of copper, cobalt and gold mineralization. EMX and South32 are reviewing the results and determining future plans for the project.

  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden. In Q1, Sunstone Metals Ltd. completed the sale of Viscaria to Stockholm listed Copperstone Resources AB ("Copperstone") (see Sunstone ASX announcement dated March 9, 2019).

Copperstone commenced a drill campaign at Viscaria in Q3 to infill portions of the current resource area, confirm the grades intersected by some of the historic drill holes, and to test for additional zones of mineralization outside of the current resource boundary (see Copperstone news release dated September 16, October 18 and November 1, 2019). Notable results reported by Copperstone include 20 meters from a depth of 26 meters averaging 1.27% copper (hole VDD0203), and 18 meters from a depth of 60 meters averaging 1.22% copper (hole VDD0204). All intercepts are down-hole lengths; true widths are unknown. Copperstone's drill program is ongoing, with the goal to complete a total of 22,000 meters by year-end 2020.

  As a subsequent event, EMX executed an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited (ASX: PUR) ("Pursuit") (see EMX news release dated February 18, 2020). The agreement provides EMX with an equity interest in Pursuit, a 3% NSR royalty on each project, and other considerations to EMX's benefit, including annual advance royalty and milestone payments. Pursuit may also issue up to 9.9% of its issued and outstanding share capital to EMX as certain conditions are satisfied. The agreement provides Pursuit with the option to earn 100% interest in the projects.
  As a subsequent event, EMX acquired a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V., a private Netherlands company ("Akkerman") (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced and explored by Palladium One Mining Inc. ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of the NSR royalty is uncapped, and cannot be purchased.

An updated mineral resource estimate for the Kaukua deposit was announced in September, 2019 by Palladium One*. Palladium One's Technical Report outlined a pit-constrained mineral resource for the Kaukua deposit at a cut-off of 0.3 g/t palladium (Pd) summarized as (note "Pd Eq" is palladium equivalent):

Mineral Resource Estimate for the Kaukua Deposit - September 2019 **
Class	Ktonnes	Pd g/t	Pt g/t	Au g/t	Ni %	Cu%	Pd Eq g/t	Pd Eq oz
Indicated	10,985	0.81	0.27	0.09	0.09	0.15	1.8	635,600
Inferred	10,875	0.64	0.20	0.08	0.08	0.13	1.5	525,800

Palladium One also announced the completion of an Induced Polarization (IP) survey to the south and east of the main Kaukua deposit that identified a "large chargeability anomaly", which suggests that the "greater Kaukua Area could have a much larger resource endowment than previously understood", as quoted in Palladium One's news release dated February 25, 2019. The newly recognized chargeability anomalies are covered by EMX's Kaukua royalty property.

* "Technical Report for the Kaukua Deposit, Läntinen Koillismaa Project, Finland", dated September 9, 2019.

** From Table 1-1 of the Technical Report, with explanatory notes that include: "CIM definitions have been followed for the Mineral Resources;  Bulk densities of 2.9 t/m3 have been assigned for all lithologies within the block model except the overburden which has a bulk density of 2.1 t/m3 assigned; The optimization used metal prices (in USD) of $1,100/oz for Pd, $950/oz for Pt, $1,300/oz for Au, $6,614/t for Cu and $15,432/t for Ni; Mining dilution and recovery factors have been assumed at 5% and 95% respectively; Pd Eq is the weighted sum of the Pd, Pt, Au, Ni and Cu grades based on the commodity prices as outlined; and  Errors may occur due to rounding to appropriate significant figures." EMX notes that recoveries and net smelter returns are assumed to be 100% for the Pd Eq calculation.

  As a subsequent event, EMX executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen Mining Region of Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX new release dated February 28, 2020). The agreement provides EMX with a 9.9% equity interest in District, annual advance royalty payments, 2.5% NSR royalty interests in the Projects, and other considerations. Further, DMX will issue additional shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000,000 in equity. Distirct has since commenced additional compilations of historic information on the projects in preparation for the upcoming field season.
  EMX continued to pursue new acquisition opportunities in Scandinavia, with a focus on orogenic lode/intrusion-related gold, IOCG, VMS, carbonate replacement, and nickel-copper-cobalt projects. The Company also conducted early-stage geologic mapping, geochemical sampling, and geophysical surveys on existing projects in the royalty generation portfolio. These projects are available for partnership, and have attracted interest from a number of parties.

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold project and the Lower Zone porphyry copper-gold project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty property covering ground directly to the west of Cukaru Peki with NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. ("Zijin") controlled 100% of the Timok Project's Upper and Lower Zones as of year-end 2019. All dollar amounts below are in USD unless otherwise noted.

Zijin executed contracts for ongoing development of the Upper Zone in 2019, and expects initial production in 2021 (see www.zijinmining.com). Further, in September, 2019 a Memorandum of Understanding ("MOU") was signed between the Government of the Republic of Serbia and Zijin, providing a framework for the development of the Upper Zone project (see www.rakita.net/en/2019/09/07/agreement-on-construction-of-the-cukaru-peki-mine-was-signed/). An Upper Zone Pre-Feasibility Study ("PFS") was completed by previous operator Nevsun Resources Ltd. ("Nevsun") in 2018, with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (see Nevsun news release dated March 28, 2018 and Sedar filed Technical Report). The PFS outlined a 10 year mine life that yields approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold.

In December, 2019 Zijin purchased Freeport-McMoRan Incorporated's ("Freeport") 54% interest in the Lower Zone porphyry, as well as five Freeport exploration licenses in Serbia. The initial purchase price was US$240 million, with deferred payments of up to $150 million once Lower Zone production commences (see Zijin news releases dated November 3, 2019 and December 30, 2019). An inferred resource estimate for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff was completed in 2018 by Nevsun and reported as 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (see Nevsun news release dated June 26, 2018 and Sedar filed Technical Report). The mining method is assumed to be by block cave.

Turkey

EMX holds six royalty properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, all of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners, and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  EMX's Akarca royalty property covers an epithermal gold-silver district in the Western Anatolia mineral belt. EMX sold the Akarca project to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company for cash payments, pre-production and milestone gold bullion payments (or the cash equivalent), and a sliding scale production royalty ranging from 1% to 3% that is uncapped and cannot be bought out or reduced (see EMX news release dated August 8, 2016).

Çiftay's programs to advance Akarca have been delayed since 2018 while awaiting drill and other permits. Due to these delays, Çiftay requested an adjustment of the semi-annual, 500 ounce gold bullion pre-production payments due to EMX. The Company worked with Çiftay on a mutually satisfactory arrangement, with the gold payment due in February, 2019 reduced to 300 ounces, and paid as the cash equivalent of $517,000 (US$389,000) during Q2. Çiftay made the second 300 ounce gold payment as the cash equivalent of $610,000 (US$460,000) in Q3.

In Q4, Çiftay advised the Company that land use designations covering much of the project area had been revised by a lower level administrative court order, which will restrict exploration and development. Çiftay informed EMX that it has retained legal counsel, is working closely with government ministry officials in Turkey, and will assist the government to appeal the court's decision, a process that will take an indeterminate amount of time. Both parties acknowledge that the ongoing pre-production payments will be suspended until the administrative court decision is resolved, and the Akarca project can move forward.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company in 2006.

Dedeman made a royalty payment to EMX of $116,000 (US$88,000) in Q2 for 2018 production from the Hastanetepe deposit. Mining operations remained on care and maintenance during 2019 due to the closure of the nearby Aksu milling operation that had been contracted to process Balya material. Advancement of Balya during the year included the completion of a 23,900 meter drill program to fill in a ~500 meter long corridor between Hastanetepe and the Southern Zone target area.

In late 2019, Dedeman reached an agreement to sell the Balya property and mining facilities to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and 5,000 tonne per day flotation mill on the property immediately adjacent to the Balya royalty property. As part of the transaction, EMX executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property. Mineralized materials extracted from the Balya property will be processed through Esan's nearby mill and concentrator facilities. As a result, EMX expects royalty payments from Balya to increase over the next 1-2 years.

  The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a near-surface epithermal gold deposit sold to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's staged payments to EMX, including annual advance payments of US$125,000 until commencement of commercial production, and then 3.5% of production returns after certain deductions ("NSR Payment") for mineralization mined from the property that is processed on-site (increased to 5% if processed off-site). The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar made the annual US$125,000 payment to EMX in Q3, and is waiting for approval of the Environmental Impact Assessment proposal submitted in late 2018. Once approved, Bahar intends to continue applying for other necessary permits for project development.

  In Q3, the Company executed purchase agreements for the sale of the Alanköy and Trab-23 projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019). Both projects host zones of outcropping and drill defined gold and copper mineralization. The agreements provide closing, AAR and milestone gold bullion (or the cash equivalent) payments to EMX, as well as work commitments, and uncapped 2.5% NSR royalty interests on each of the projects. The sale of the Alanköy and Trab-23 projects fulfilled a significant Company goal of having all of EMX's assets in Turkey converted to royalty interests.
  The Golcuk royalty property was relinquished to the Turkish government by operator Pasinex Resources Limited.

Australia

The Company's portfolio in Australia totals three royalty and royalty generation projects. During 2019, the Company advanced the Queensland Gold project and conducted work at the East Kimberley project, while continuing to evaluate new royalty generation opportunities.

  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales (see EMX news release dated September 19, 2017), where alluvial and elluvial gold occurrences have been recognized over the past decade along the Koonenberry fault zone, a regional-scale structural zone in southeastern Australia. Following the recognition of an emerging gold belt, EMX documented sources of bedrock-hosted gold mineralization that were possible sources of the surficial gold deposits. These novel discoveries led to EMX's consolidation of the mineral rights over the course of several years (see Company news release dated February 17, 2011), leading to an agreement with Koonenberry Gold Pty Ltd, a private Australian company, in 2017 to further explore the belt.  Koonenberry Gold Pty Ltd has continued successful exploration for both primary gold (bedrock-hosted) and secondary gold occurrences (alluvial and elluvial). This work included geologic reconnaissance, geochemical sampling, and drilling of gold targets. Environmental Approval permits have been granted, and trommel operations commenced to process "mini" bulk samples.
  EMX's Queensland Gold project is located along a belt of intrusion-related gold systems ("IRGS") in northeastern Australia, which includes the Mount Leyshon, Cracow, Mount Morgan and Mount Rawdon mines and deposits*. Comparable styles of intrusion related mineralization are seen on EMX's Queensland Gold project, such as the Boggy Creek Prospect, where quartz-sulfide vein stockworks are hosted by rhyolitic-dacitic porphyry intrusions. This zone of mineralization was explored and drilled by Rio Tinto Exploration ("RTZ") in the mid-1990's, including four diamond and 21 reverse circulation holes. Many of the historic RTZ holes intercepted long intervals (i.e., >25 meters) of gold mineralization associated with distinct geophysical anomalies (chargeability highs) (see EMX news release dated August 27, 2019). The mineralized zone remains open for expansion, and geophysical surveys conducted by EMX in 2019 greatly extended the known chargeability highs in and around Boggy Creek, demonstrating considerable potential for additional discovery.

In addition to Boggy Creek, EMX's geologic reconnaissance and geochemical sampling elsewhere on the project have identified additional prospective areas. These include areas with outcropping gold and copper mineralization, newly recognized gold-in-soil anomalies, and stream sediment anomaly targets that have been prioritized for follow-up work. The Queensland Gold project is currently available for partnership, and discussions are progressing with potential partners.

  EMX's East Kimberley project covers two sediment-hosted copper targets in Western Australia. A purchase agreement with Enfield Exploration Corporation was terminated in Q1 due to Enfield's failure to raise the required US$1 million to fund exploration. Subsequently, the Company completed a two hole, 973 meter helicopter-supported diamond drill reconnaissance program. The drill results failed to demonstrate the presence of a large, sediment hosted copper system in the area, and no further work is planned.

* The nearby mines and deposits provide geologic context for EMX's project, but this is not necessarily indicative that the project hosts similar tonnages or grades of mineralization.

Haiti

EMX's mineral property interests in Haiti have all been converted into 0.5% NSR royalties. The Company's royalty properties cover 49 Research Permit applications held by Newmont Ventures Limited, as well as the Grand Bois project controlled by Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. The acquisition agreement between Sono's Haitian entity holding the Grand Bois license (e.g., Ayiti Gold Company SA) and ASX listed 3D Resources Limited ("3D") was allowed to lapse in Q1 (see 3D news release dated February 12, 2019).

To the Company's knowledge, there were no significant advancements made by the Haitian government to implement a new mining law, a process which has been underway since 2013 when the Mining Convention process was suspended. As EMX understands, Newmont and Sono have kept the properties covered by EMX's royalty interests on care and maintenance status.

Strategic Investments

  The Company made a strategic investment of US$3,500,000 for a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation (see EMX news release dated December 19, 2019). The Rawhide mine, which occurs in Nevada's Walker Lane gold-silver belt, is a fully permitted open pit heap leaching operation that produces gold and silver doré. RAH distributes 50% of its taxable income to the LLC members on a quarterly basis. In addition, RAH has historically made additional distributions to its members, and may continue doing so given ongoing mining at the Rawhide and Regent open pits. The Company made the investment in the Rawhide operation as part of its acquisition plan focused on near-term cash flowing assets.

Gold-silver mineralization at Rawhide has historically been mined from a series of low sulfidation epithermal veins, vein swarms and replacement zones hosted by various basaltic to rhyolitic volcanic units. EMX has been advised by RAH that from 2011 to 2018 its mining at the Rawhide property totaled 4.9 million tons, with 160,000 ounces of gold and 1.8 million ounces of silver produced.

  EMX holds a 19.9% membership interest in IG Copper LLC ("IGC"), a privately held company with exploration properties in Far East Russia. The IGC asset that originally attracted EMX's investment was the Malmyzh copper-gold project, which was sold in Q4 2018. The Malmyzh sale yielded an initial US$65,000,000 payment to EMX (see EMX news releases dated October 11, and October 30, 2018), with the remaining proceeds of the sale held in escrow. During 2019, EMX received the last two Malmyzh escrow payments totaling US$3,743,000.
  EMX has an investment in Revelo Resources Corp. (TSX-V: RVL) ("Revelo"), a company focused on the acquisition and exploration of mineral properties in the metallogenic belts of northern Chile. As a subsequent event, Revelo agreed to sell its generative NSR royalty portfolio to EMX (see Revelo news release dated January 20, 2020).  EMX subsequently closed the acquisition of NSR royalty interests covering 18 properties from Revelo for US$1,162,000 (see EMX news release dated March 26, 2020). Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo.
  As a subsequent event, the Company made a US$3,790,000 investment in Ensero Holdings, Inc., a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero Holdings operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero"). Ensero has been a successful and steadily growing environmental consulting practice focused on mine reclamation and the implementation of innovative remediation technologies in the United States and Canada.

EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments which will total US$8,540,000 over seven years, as well as a 7.5% equity position. The investment also establishes the basis for a Strategic Alliance that uniquely leverages a combination of EMX's knowledge of historic mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. This synergy has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale of an asset for exploration and development.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Haiti, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Scandinavia, Serbia, Turkey, and Australia.

RESULTS OF OPERATIONS

Year Ended December 31, 2019

The net loss for the year ended December 31, 2019 ("FY19") was $13,820,000 compared to a net gain of $62,118,000 for the prior year ("FY18").  The net loss for FY19 was made up of revenues of $5,084,000 (FY18 - $3,536,000), costs and expenses totaling $15,662,000 (FY18 - $12,150,000) and other losses totaling $3,657,000 (FY18 - gain $67,049,000).  Significant components of other income and losses include gain in fair value changes of certain financial instruments of $362,000 (FY18 - loss $1,832,000), loss from impairment of accounts receivable of $434,000 (FY18 -$Nil), gains in an associated company (IGC) of $Nil  (FY18 - $80,311,000), impairment of the Leeville royalty interest of $Nil ( FY18 - $7,256,000) ,  discretionary success bonuses of $Nil  (FY18 - $5,224,000) and a foreign exchange adjustment of $3,646,000 (FY18 - gain $3,483,000).

Revenues and other income

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties and sale of marketable securities, and option revenue earned from mineral property agreements including operator fees on managed projects.

During the year ended December 31, 2019 and 2018, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income	Year ended	Year ended
	December 31, 2019	December 31, 2018
Royalty revenue	$1,439	$2,131
Interest income	1,667	822
Other property income	1,978	583
	$5,084	$3,536

In FY19, the Company earned $1,439,000 (FY18 - $2,131,000) of royalty income. This included royalty income earned for 476 (2018 - 1,116) ounces of gold from the Leeville royalty interest and other pre-production amounts received.  The decrease compared to the year ended December 31, 2018 was mainly the result of a decrease in production ounces received in the current year. In FY19, the average realized gold price for the Leeville royalty was US$ 1,393 (2018 - US$ 1,270) per ounce. Royalty income is offset by gold tax and depletion of $844,000 (2018 - $1,824,000) for a net royalty income of $595,000 (2018 - $307,000). Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR's related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds as a result of the prior year distribution from IG Copper's 2018 sale of Malmyzh.

The increase in option property and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US, as well as execution and proceeds on the sale and formation of additional royalty generation agreements.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the year ended December 31, 2019 and 2018 comprised of the following:

In Thousands of Dollars
General and administrative expenses	Year ended	Year ended
	December 31, 2019	December 31, 2018
Salaries, consultants, and benefits	$1,885	$1,158
Professional fees	1,111	309
Investor relations and shareholder information	756	529
Transfer agent and filing fees	174	174
Administrative and office	968	836
Travel	233	103
	$5,127	$3,109

General and administrative expenses ("G&A") of $5,127,000 were incurred compared to $3,109,000 in FY18. Some of the changes in FY19 compared to FY18 are related to :

  Salaries and consultants increased in FY19 by $727,000. In the Company's continued efforts to source royalty opportunities, the Company engaged additional industry experts during the current fiscal year.
  Professional Fees increased in FY19 by $802,000 compared to FY18. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods. The Company also engaged a third party internal control expert, as well as additional audit fees related to the Company's audit of internal controls.
  Investor relations increased by $227,000  in FY19 compared to FY18. The Company has made substantial efforts in 2019 related to marketing and communications of both the Company and project portfolio, including the attendance at more industry trade shows.  The result is an increase in investor relations and shareholder information costs

It should be noted that many of our personnel  and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs increased from $6,185,000 in FY18 to $8,446,000 in FY19 on a net basis. This is a result of an increase in expenditures of $7,600,00 in FY19 compared to FY18 including $1,178,000 (FY18 - $789,000) of share-based compensation, offset with an increase in recoveries from partners by $5,320,000 in FY019 compared to FY18.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for FY19 compared to FY18 is directly related to cost recoveries on multiple projects partnered with Boreal and Gold Line in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In FY19 the Company recorded  a total of $2,423,000 in share-based payment compared to $1,821,000 in FY18. Share based compensation relate to the fair value of stock options vested during the year, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash. Of the total share-based compensation, $1,178,000 (FY18 - $789,000) was included in royalty generation costs.

Other

  During the year ended December 31, 2019, the Company had an unrealized gain of $362,000 (FY18 - loss of $1,832,000) related to the fair value adjustments of certain assets, and a realized gain of $61,000 (FY18 - loss of $217,000) for the sale of certain marketable securities held by the Company.
  FY19, the Company incurred a foreign exchange adjustment of $3,646,000 compared to a foreign exchange gain of $3,483,000  in FY18. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.
  During FY19, the Company impaired $434,000 (FY18 - $Nil) in accounts receivable balances in accordance with the Company's expected credit loss model under IFRS 9.

Three Months Ended December 31, 2019

The net loss for the three months ended December 31, 2019 ("Q4-2019) was $1,900,000 compared to a gain of  $73,027,000 for the prior year's comparative period ("Q4-2018").  The net loss for Q4-2019 was made up of $1,218,000 (Q4-2018 - $986,000) in royalty generation costs, general and administrative expenditures of $1,560,000 (Q4-2018 - $838,000) offset by other losses totaling $620,000 (Q4-2018 - gain $71,480,000).  The Company also had a royalty income of $809,000 (Q4-2018 -$1,571,000) before depletion and related tax.

In comparison to Q4-2018, the significant item to note for Q4-2019 compared to Q4-2018 is the significant gain realized in Q4-2018 by the Company as a result of its equity investment in IGC. There was no comparable transaction for Q4-2019. Other items to note are consistent with the significant items for the FY19 compared to FY18.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31 2019, the Company had working capital of $75,178,000 (December 31, 2018 - $88,902,000).  The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

As a result of the Company's former investment in an associated entity, IGC the Company received an additional distributions of $4,952,000 (US$3,743,000) related to sale proceeds held in escrow that were subject to certain conditions before distribution.

Management believes it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $13,476,000 for the year ended December 31, 2019 (2018 - $5,956,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations in the current fiscal year is the increased due diligence and related activities related to royalty generation.

Financing Activities

The total cash provided by financings during the year ended December 31, 2019 was $2,103,000 (2018 - used $69,000). The proceeds in the current period were related to the exercise of stock options. The proceeds in the comparative period were comprised of loan proceeds of $6,298,000 and loan repayments of $6,553,000 including fees and interest from a US$5,000,000 credit facility, and $186,000 from the exercise of stock options

Investing Activities

Cash used in investing activities for the year ended December 31, 2019 was $2,332,000 compared to $85,000 for the year ended December 31, 2018.

Some of the significant cash investment activities during the year ended December 31, 2019:

- The purchase of fair value through other comprehensive income of $4,580,000 which includes the investment in Rawhide LLC.

- The purchase of fair value through profit and loss investments of $2,536,000.

- The purchase of royalty interests totalling $560,000.

- The receipt of cash distributions totalling $4,952,000 (2018 - $84,247,000) from its investment in IGC related to the IGC sale of Malmyzh.

- The Company received annual option payments of $133,000 (2018 - $131,000) from Kennecott related to the Superior West property.

- The Company also received approximately $1,612,000 (2018 - $211,000) in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

In Thousands of Dollars, Except Per Share Amounts
As at	December 31, 2019	December 31, 2018	December 31, 2017

Financial positions
Working capital	$75,178	$88,902	$6,536
Exploration and evaluation assets (net)	1,546	1,613	1,842
Royalty interest	13,488	14,346	21,944
Total assets	102,227	114,852	45,751
Share capital	128,776	125,231	124,062
Deficit	(55,344)	(41,524)	(104,383)

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017

Financial results
Revenue and other income	$5,084	$3,536	$5,266
Cost and expenses	15,662	12,150	11,713
Net income (loss)	(13,820)	62,118	(7,394)
Basic earnings (loss) per share	(0.17)	0.78	(0.09)
Diluted earnings (loss) per share	(0.17)	0.77	(0.09)

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenue and other income	$1,383	$1,212	$1,074	$1,415
Project and royalty generation costs	(4,324)	(3,638)	(5,887)	(1,874)
Recoveries from partners	3,106	1,714	1,669	788
Share-based payments	223	114	908	-
Net income (loss) for the period	(1,900)	(2,391)	(6,742)	(2,787)
Basic earnings (loss) per share	(0.02)	(0.03)	(0.08)	(0.03)
Diluted earnings (loss) per share	(0.02)	(0.03)	(0.08)	(0.03)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenue and other income	$982	$560	$756	$1,238
Project and royalty generation costs	(1,491)	(3,428)	(1,489)	(1,733)
Recoveries from partners	222	924	229	581
Share-based payments	220	807	-	5
Net income (loss) for the period	73,027	(5,287)	(3,698)	(1,924)
Basic earnings (loss) per share	0.92	(0.07)	(0.07)	(0.02)
Diluted earnings (loss) per share	0.91	(0.07)	(0.07)	(0.02)

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the year ended December 31, 2018 decreased by $1,167,000 as a result of including certain items previously classified as non-operating into revenue and other income including $346,000 related to the gain on sale of projects and $821,000 of interest income.  There was no change to the net loss for the year then ended.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the year ended December 31, 2019	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$431	$266	$697
Christina Cepeliauskas, Chief Financial Officer	-	121	121
Jan Steiert, Former Chief Legal Officer	208	121	329
Rocio Echegaray, Corporate Secretary	11	60	71
Brian Levet, Director	24	65	89
Brian Bayley, Director	24	65	89
Larry Okada, Director	24	65	89
Michael Winn, Director	80	87	167
Seabord Services Corp. (2)	437	-	437
Total	$1,239	$850	$2,089

In Thousands of Dollars
		Share-based
For the year ended December 31, 2018	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$1,947	$266	$2,213
Christina Cepeliauskas, Chief Financial Officer	238	89	327
Marian Segovia, Corporate Secretary ( Former)	-	46	46
Lori Pavle, Corporate Secretary	-	56	56
Jan Steiert, Chief Legal Officer	508	114	622
Brian Levet, Director	24	57	81
Brian Bayley, Director	24	57	81
Larry Okada, Director	24	57	81
Michael Winn, Director	1,441	76	1,517
Seabord Services Corp. (2)	434	-	434
Total	$4,640	$818	$5,458

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	December 31, 2019	December 31, 2018
Amounts due to:
David M. Cole, President and CEO	Salary and Bonus	$12	$1,501
Christina Cepeliauskas, Chief Financial Officer	Bonus and expense reimbursement	-	238
Jan Steiert, Former Chief Legal Officer	Bonus	-	239
Brian Levet, Director	Fees	6	6
Brian Bayley, Director	Fees	5	5
Michael Winn, Director	Fees and Bonus	7	1,370
Larry Okada, Director	Fees	6	6
		$36	$3,365

(1) Directors fees include US$5 thousand per month and the balance as at December 31, 2018 included US$1 million discretionary bonus paid to the Company's non-Executive Chairman, who does not receive the fees paid to the other independent director's.

(2) Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board.  Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to EMX.  The Chief Financial Officer is an employee of Seabord and are not paid directly by EMX.

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at December 31, 2019, the balance owed to the Company pursuant to the note was $526,000 (December 31, 2018 - $478,000) including accrued interest and bonus fee. Subsequent to December 31, 2019 , the Company completed a purchase agreement to purchase a portfolio of 18 NSR royalties from Revelo for US$1,162 with the agreement that the proceeds will be used to settle the note receivable.

During the year ended December 31, 2019, Jan Steiert retired as the Chief Legal Officer for the Company.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2019 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2019 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2019 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2019 on www.sedar.com.

RISKS AND UNCERTAINTIES

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company's properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

The impact of the current COVID-19 pandemic may significantly impact the Company

The current novel Coronavirus (COVID-19) global health pandemic is significantly impacting the global economy and commodity and financial markets.  The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted.  If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation ("Newmont"), will cease to operate in the Company's area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company's ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site  safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims could have a material adverse impact on the Company's operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream  interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.  It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of our royalty and stream interests and could result in impairment charges.  While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise.  Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest.  Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators.  We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest.  Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located.  Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.  We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.  Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream  interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties. Consequently, the economic viability of any of the Company's exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") for the tax year ending December 31, 2019 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called "excess distribution" received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com.  This paragraph is qualified in its entirety by the discussion below the heading "Taxation - Certain United States Federal Income Tax Considerations." Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission ("SEC"), the British Columbia and Alberta Securities Commissions, the NYSE American LLC and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting.  The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments.  In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form-40F, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, because of a certain weakness in internal control over financial reporting discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway. Based on this assessment, management has concluded that EMX's internal control over financial reporting was not effective as at December 31, 2019 as a result of the material weakness described below.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified: ineffective review processes over period end financial disclosure and reporting including documentation of GAAP disclosure and reporting reviews supporting the financial reporting process.

The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Management's Remediation Initiatives

In 2019, we hired an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to remediate the identified weakness and further enhance our internal controls.  The remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.  We are still evaluating the required actions to remediate the material weakness.  The weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by Davidson & Company LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this Annual Report, no changes occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

OUTSTANDING SHARE DATA

At March 26, 2020, the Company had  82,897,560 common shares issued and outstanding. There were also 6,473,900 stock options outstanding with expiry dates ranging from June 8, 2020 to January 21, 2025.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.